Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


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   CN is the         A different kind of railroad
   most
   improved          Notes for remarks by Paul M. Tellier, President and
   railroad          Chief Executive Officer, Canadian National Railway
   in North          Company, at the National Grain and Feed
   America.          Association, San Diego, California, March 31, 2000.

                     Thank you for this opportunity to speak to the National Grain and Feed Association. Many of the members here are CN customers. Grain is very important to our franchise. I want to take this opportunity to thank you for your business.

                     I'm very pleased to share the podium with Matt Rose, President and Chief Operating Office of Burlington Northern Santa Fe Railway to talk about the proposed combination with BNSF. We're very proud of the transaction. We worked very hard to get it right for stakeholders.

                     STB decision
                     In a few minutes, I will talk about why this transaction will benefit shippers and receivers in the grain and feed industry. But first, I want to talk about the Surface Transportation Board's (STB) March 17 decision.

                     As you know, this decision follows four days of special hearings. These hearings were called because the other Class 1 railroads convinced the STB that it should look at the implications our transaction had on their future and the future of the industry.

                     I attended all four days of the hearings. I listened carefully to all the participants. They included legislators and public officials; labor unions and shortline railroads; the financial community and economists; shippers and all our major competitors.

                     One week after the close of the hearings, the STB ordered a 15-month moratorium on major rail consolidations, including ours.

                     Was I surprised by that decision? Yes. And let me tell you four reasons why.

                     No consensus
                     One, there was no consensus on the need for a moratorium. In fact, there was significant opposition. Secretary of Transportation Rodney Slater was opposed to a moratorium. He said, "We do not believe a moratorium is the right response." Ed Emmett, President of the National Industrial Transportation League, was opposed to a moratorium. He said, "The BNSF/CN combination could set the stage for a new attitude toward customers among railroads."

                     Through written submissions, some 200 shippers put themselves on the record in favor of a prompt and fair hearing of the CN-BNSF combination. Spokespeople from every category represented at the hearing - save one - opposed a moratorium. The only group that unanimously endorsed the moratorium was our competitors.

                     Bad public policy
                     Two, this moratorium is bad public policy. The STB has not questioned the merits of our proposal. Rather, it claims that the railroad industry is too "unstable" and that shippers are suffering from problems created by the mergers of other railroads.

                     These other railroads do not need, and certainly do not deserve, the protection that the moratorium gives them. Rather, they should have more competition. And that's what our combination would provide.

                     No other sector is subject to this kind of regulatory interference. You would not want the grain sector to have such a moratorium imposed on your plans to restructure. No sector should be asked to stand still while regulators make themselves more comfortable with the changing scene. The business world is changing too fast.

                     Harms rail customers
                     Three, the moratorium harms our customers. Rail shippers constantly struggle to keep up with an increasingly globalized market.

                     The combination would improve rail service for grain shippers and receivers in ways I will explain shortly. Let me add here, however, that we estimate that the public benefits of the CN-BNSF transaction could exceed half-a-billion dollars annually.

                     At best, these public benefits will be delayed for the entire period of the moratorium. At worst, the benefits will be lost forever, because delay may constitute denial of the proposed transaction.

                     Unlawful
                     And four, we believe the moratorium is unlawful. It denies our statutory right to a prompt and fair hearing. Congress gave the STB the power to determine whether a proposed consolidation is consistent with the public interest, but required that it do so within strict time limits.

                     An STB time-out is not only illegal; it is unnecessary. The STB can change its merger review rules, if need be, without a moratorium, and while our application is under review. It can do this and still protect the public interest.

                     Overturn the moratorium order
                     For these reasons, CN and BNSF are challenging the moratorium in the courts. We believe we have strong legal grounds and that we will be successful.

                     Others share this view. The Western Coal Traffic League, for example, is also challenging this moratorium.

                     If we succeed, we would proceed to file our application with the STB and receive a hearing on the merits of our proposal. Our objective is to get a decision in 2001.

                     We believe that our actions will help promote good public policy. I also believe it is the best interest of rail shippers.

                           Illinois Central experience
                     Why am I so confident that our combination will be good for our customers?

                     Many of you were in Santa Fe in 1998 when I spoke to the National Grain Trade Council and the North American Export Grain Association. The big topic then was the proposed merger between CN and Illinois Central.

                     I can say right now what many of you who are our customers already know: this merger has been an outstanding success.

                        * It has created new destinations and origins.
                        * It has helped us use our assets more
                          effectively, making more cars available to you.
                        * It has created backhaul opportunities.
                        * It opened new single-line routes to the Gulf
                          of Mexico.
                        * It enabled us to move through Chicago more efficiently
                          and quickly.
                        * It created longer hauls that made us more competitive
                          against trucks.

                     And it did all this without service disruptions. In fact, on July 1, the date of the merger, our service has continued to improve, and we haven't looked back since. Our customer satisfaction index reflects this. We remain a leader in safety. And our operating ratio became the best in the rail industry - a clear indication that we are doing things right.

                     The transaction
                     I see the combination with BNSF as very much along the same lines as the merger with Illinois Central:

                        * The railroads join end to end with virtually no
                          overlap.
                        * The transaction combines two railroads that are
                          leaders in service.
                        * Both railroads are financially strong. In fact, CN has
                          completed a landmark year.

                     This combination will not affect either railroad's financial position. It is a share exchange involving no new debt. We will retain our financial strength.

                     The transaction combines two railroads that have already demonstrated they can bring systems together with no disruptions.

                     It brings more options to shippers. More market access options, more routing options, and more port options: from San Diego, Long Beach and Los Angeles on the Pacific southwest to Halifax on the Atlantic; from Vancouver, Prince Rupert, Seattle and Tacoma on the Pacific northwest to Mobile and Houston on the Gulf of Mexico.

                     We will have an all-star management team, including BNSF's Robert Krebs as chair, and myself as president and chief executive officer.

                     When the combination is completed in 2001, grain and feed customers will be served by a railroad that directly links shippers and receivers in 33 states, eight provinces, and multiple gateways to Mexico.

                     What CN brings to the table What does CN bring to the table with this transaction, and why will grain customers benefit?

                        * One of the newest locomotive fleets in the
                          industry;
                        * Best practices that include dedicated grain
                          shuttle train services;
                        * One of the industry's most efficient systems for
                          getting through Chicago.

                     To BNSF's existing grain customers, we will bring extended single-line reach to both North American processors, and to port facilities for overseas export:

                        * More efficient routing to the Port of Mobile;
                        * Trans-Atlantic shipment through Quebec City;
                        * Single-line access for wheat to flour mills in
                          Buffalo and Toronto;
                        * Single-line access for corn and soybeans to hog and
                          poultry producers in Western Canada.

                     American feedlots will benefit. In the West and the Pacific Northwest, they will have single-line service from producers on CN's network in Iowa. In the Western and Central U.S., they will source oats, barley and canola from Western Canada.

                     CN's grain customers will benefit too. They will reach New Orleans through Centralia, Illinois, and avoid the congested hub of Chicago.

                     The bottom line? Single-line access and efficient routing to more North American markets will give grain shippers more flexibility. In your business, windows of opportunity open and close according to the vagaries of weather and market conditions. When the export market is unattractive, the combination provides alternatives in the domestic marketplace, and vice versa.

                     No service disruptions
                     I understand the concerns that your organization raised with the Surface Transportation Board. I appreciate your desire to ensure that a rail combination helps improve transportation options, and not make them worse. Many of you have bitter experience of how a rail combination can disrupt service, and you never want to go through that experience again.

                     I am very confident our combination will not result in service disruptions. Here are the reasons why.

                     First, CN and BNSF join together end-to-end. There is virtually no overlap and no need for restructuring. We had a similar perfect fit with our merger with Illinois Central, and it went ahead flawlessly.

                     Second, both CN and BNSF already share the same basic information technology platform - one we bought from Santa Fe before it merged with Burlington Northern.

                     Third, there will be no major reorganization following the combination. The people now in place will continue to discharge their current functions.

                     The CN-BNSF guarantee
                     We are very confident that we can combine these railroads without disruptions. We also recognize that it should be up to the railroads - and not their customers - to assume any of the risks involved. And that is why CN and BNSF have made moves that are unprecedented in the rail industry.

                     First, we announced last month that if there are service disruptions - and there will not be - we will make things right for our customers. We are willing to provide written guarantees to our shippers that service will be as good as
                     - or better than - the service they now have.

                     Second, we are offering a gateway guarantee. The routing options you have available to you today as a shipper will be physically and economically open to you tomorrow.

                     This combination is not about removing competition or choice. It's about making sure that competition prevails. It's about making sure that railroads are more competitive for the benefit of their customers.

                     We are making further moves that are unprecedented in the industry. Earlier this month, we announced that our application to the STB would have a specific focus on service levels. As part of our Operating Plan, we will not only include the Safety Integration Plan required by the regulator; we will also include a Service Integration Plan to address how we will provide service equal or better than the service we are now providing to shippers.

                     Moreover, as part of the STB's post-combination oversight process, we will also include in our application a dispute-resolution process for shippers who are less than satisfied with our service.

                     Customer bill of rights
                     These guarantees and commitments demonstrate how far we are willing to go to prove we're serious about our role as a service industry.

                     In Santa Fe, I gave you my Customer Bill of Rights, built around key values:

                        * customer focus;
                        * true partnership where we both understand each
                          other's requirements and constraints;
                        * accountability for service commitments;
                        * pricing that keeps you competitive and enables
                          us, the railroads, to earn our cost of
                          capital;
                        * performance standards, measurable in terms we
                          both agree on;
                        * innovative approaches to tapping new markets;
                          and
                        * service with no secrets, no surprises, and no
                          excuses.

                     This Customer Bill of Rights was my personal commitment - my conviction. That conviction helps guide the vision of a different kind of railroad - North American Railways, Inc. A railroad that will set new standards for service. A railroad that will lead the way for the future of the industry.

                     We know that the railroad industry must change. CN has been at the leading edge of making the kind of changes you told us you wanted. This combination will keep us on the leading edge to give you the service you need.

                     I hope I can count on your support for a combination that is in the best interests of all of us.
                     Thank you.
                                                                   Press Release

                     Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.

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                     This page was last updated on: 03/31/2000 03:15:59 PM

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                     (C) 2000, Canadian National Railway Company

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination, investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC website, www.sec.gov, or the website of the Canadian Securities Administrators www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This document contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators, such as a registration statement related to securities to be used in connection with the proposed business combination, as well as the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K, reports annual information forms and material change reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this document.